BLACKROCK

October 3, 2006



Securities and Exchange Commission
100 F Street, N.W.
Washington, DC  20549

Dear Sirs:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1 thereunder, I hereby enclose for filing an amendment to the joint fidelity bond (the "Bond") of the BlackRock closed-end funds. This amendment is being filed for the purposes of adding BlackRock Real Asset Equity Trust ("BCF") (File No. 811-21931) to the coverage of the Bond.

Enclosed herewith in accordance with Rule 17g-1 please find: (i) a copy of the insurance binder for the endorsement to the Bond adding BCF, (ii) a copy of the insurance binder for the amended joint fidelity bond agreement adding BCF, and
(iii) a copy of the resolutions adopted by the Board of Trustees of BCF on August 23, 2006 with respect to these matters. BCF was added to the Bond effective September 27, 2006, and the Bond will terminate September 29, 2007. In connection with this addition of BCF to the Bond, premiums on the Bond for BCF have been paid through September 29, 2007. Absent the joint fidelity bond, BCF would have maintained an individual fidelity bond of $1,000,000.


Should you have any questions regarding this filing, feel free to contact me at
(212) 810-3439.

Sincerely,



/s/ Vincent B. Tritto
Vincent B. Tritto
Secretary
BlackRock Real Asset Equity Trust





                                                           100 Bellevue Parkway
                                                           Wilmington, DE  19809
                                                           Tel 302.797.2000

INSURANCE BINDER     58429                      FRANK CRYSTAL
                                                  & COMPANY
                                 FINANCIAL SQUARE 32 OLD SLIP NEW YORK, NY 10005
                                       (212) 344-2444 (800) 221-5830
                                           TELEX: 222792  CABLE: CRYSTINSCOS
                                              TELECOPIER:(212) 425-7017

Insured's Mailing Address                       Date Typed  9/26/06
                                                By:  JB8
BlackRock Closed End Funds                      A/E: RDB
40 East 52nd Street                             Insured's No.
New York, NY 10022                              Telephone Confirmation      [ ]


Company or Agency                               Date
                                                With Whom
St. Paul Fire & Marine Ins. Co.
c/o St. Paul Travelers
485 Lexington Avenue
New York, NY 10017

_____________________________________________________________________________________________________________
New Order [ ] Endorsement [ ] Renewal [ ] Rewrite [ ] Information Only [X]

_____________________________________________________________________________________________________________
Name (if different from mailing address)
                                                Inception or Effective Date 9/27/06

                                                Expiration  9/29/06

                                                Policy No.  490PB0791

                                                           Company  St. Paul Fire & Marine Ins. Co.

_____________________________________________________________________________________________________________
Location(s) (if different from mailing address)
                                                Prepaid                        [ ]

                                                Installment                    [ ]

                                                Premium  $n/a

_____________________________________________________________________________________________________________
_____________________________________________________________________________________________________________
Type of Coverage - Excess RMIC Bond

Specifications - It is hereby understood and agreed effective September 27, 2006, that the following is to be added to the policy as an Additional Named Insured:

1.  BlackRock Real Asset Equity Trust (BCF)






_____________________________________________________________________________________________________________

Mortgagee [ ]  Loss Payee [ ]  Additional Insured [ ]  Other  [ ]
_____________________________________________________________________________________________________________
Enclosure  [ ]                                  The undersigned company agrees, for its respective
                                                interests only and to the extent respectively
_______________________________________________ indicated to effect insurance or changes as set forth.
                                                This agreement is binding for account of the Assured
Remarks  [ ]                                    until acceptance of satisfactory policy and/or
                                                endorsement and/or term agreed to by Frank Crystal
                                                & Co. Inc. This Binder is issued for a period of 60
                                                days and automatically will be extended for additional
                                                consecutive periods of 60 days until acceptance of the
                                                Policy, Bond, and/or Endorsement by the Assured.

_____________________________________________________________________________________________________________
                                                Name of Underwriter:
For Frank Crystal & Co., Inc.
Refer to: Robert Duran                          (Print or Type) Naureen Rasul

                                                /s/ Maureen Rasul
                                                Signature Original signature on file with Frank Crystal & Co., Inc.
_____________________________________________________________________________________________________________
Admitted  [X]  Non-Admitted  [ ]                For (Insurance Company) St. Paul Fire & Marine Insurance
                                                                          Company
                                                Date Signed
_____________________________________________________________________________________________________________

INSURANCE BINDER     58430                      FRANK CRYSTAL
                                                  & COMPANY
                               FINANCIAL SQUARE 32 OLD SLIP NEW YORK, NY 10005
                                     (212) 344-2444 (800) 221-5830
                                         TELEX: 222792  CABLE: CRYSTINSCOS
                                            TELECOPIER:(212) 425-7017

Insured's Mailing Address                       Date Typed  9/26/06
                                                By:  JB8
BlackRock Closed End Funds                      A/E: RDN
40 East 52nd Street                             Insured's No.
New York, NY 10022                              Telephone Confirmation         [ ]

                                                Date
Company or Agency                               With Whom

Vigilant Insurance Company
c/o Chubb
55 Water Street
New York, NY 10041

_____________________________________________________________________________________________________________
New Order [ ] Endorsement [ ] Renewal [ ] Rewrite [ ] Information Only [X]

_____________________________________________________________________________________________________________
Name (if different from mailing address)
                                                Inception or Effective Date 9/27/06

                                                Expiration  9/29/06

                                                Policy No.  81448382

                                                           Company  Vigilant Insurance Company
_____________________________________________________________________________________________________________
Location(s) (if different from mailing address)

                                                Prepaid                        [ ]

                                                Installment                    [ ]

                                                Premium  $n/a

_____________________________________________________________________________________________________________
_____________________________________________________________________________________________________________
Type of Coverage - RMIC Bond

Specifications - It is hereby understood and agreed effective September 27, 2006, that the following is to be added to the policy as an Additional Named Insured:

1.  BlackRock Real Asset Equity Trust (BCF)






_____________________________________________________________________________________________________________

Mortgagee [ ]  Loss Payee [ ]  Additional Insured [ ]  Other  [ ]
_____________________________________________________________________________________________________________
Enclosure  [ ]                                  The undersigned company agrees, for its respective
                                                interests only and to the extent respectively
_______________________________________________ indicated to effect insurance or changes as set forth.
                                                This agreement is binding for account of the Assured
Remarks  [ ]                                    until acceptance of satisfactory policy and/or
                                                endorsement and/or term agreed to by Frank Crystal
                                                & Co., Inc. This Binder is issued for a period of 60
                                                days and automatically will be extended for additional
                                                consecutive periods of 60 days until acceptance of the
                                                Policy, Bond, and/or Endorsement by the Assured.

_____________________________________________________________________________________________________________
                                                Name of Underwriter:
For Frank Crystal & Co., Inc.
Refer to: Robert Duran                          (Print or Type) Lisa Friscia

                                                /s/ Lisa Friscia
                                                Signature  Original signature on file with Frank Crystal & Co., Inc.
_____________________________________________________________________________________________________________
                                                For (Insurance Company) Vigilant Insurance Company
Admitted  [X]  Non-Admitted  [ ]
                                                Date Signed
_____________________________________________________________________________________________________________

                                BCF RESOLUTION
                                --------------



                              Joint Fidelity Bond
                              -------------------


         RESOLVED, that the Board of Trustees of the Trust has determined that the participation by the Trust and other funds, series or accounts managed by the Advisor in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of the Trust; and further

         RESOLVED, that the agreement between the Trust and other funds, series or accounts managed by the Advisor to enter into the joint fidelity bond (the "Joint Insured Bond Agreement"), be, and it hereby is, adopted and approved substantially in the form previously approved and adopted by the Board of Trustees on behalf of the BlackRock Closed-End Funds, together with such changes and modifications as the officers of the Trust deem advisable; and further

         RESOLVED, that the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust or the Advisor, shall review such Joint Insured Bond Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of the Trust, and whether or not the premiums to be paid by the Trust are fair and reasonable; and further

         RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

         RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.